Exhibit 99.2

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

Dated May 11, 2023

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.acuityads.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results, financial position, and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three months ended March 31, 2023. In this MD&A, “this quarter”, “the quarter”, or “first quarter” refer to the three months ended March 31, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at March 31, 2022, as applicable, unless otherwise indicated. This analysis should be read in conjunction with AcuityAds’ unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023, and related notes (the “Condensed Interim Consolidated Financial Statements”). The Condensed Interim Consolidated Financial Statements and extracts of those Condensed Interim Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information (please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as at May 11, 2023.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA”.

The term “Net Revenue” or Gross Profit refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and accordingly, the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue Margin” or Gross Margin refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs, impairment loss, fair value gains, income taxes, foreign exchange gains and losses, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses, and executive transition expenses. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

1

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

“Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue Margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform and AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), and the continuing competitiveness and strategy relating to the Company’s service offerings, such as its Programmatic Marketing Platform (as described herein) and the illumin platform. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements, or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements.

Any financial outlook or future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

2

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties contained elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in the “Risk Factors” section of this MD&A and under the “Risk Factors” section of the most recent Annual Information Form and included or discussed in the Company’s other periodic filings, such as previous MD&A, which are available under the Company’s profile on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ Programmatic Marketing Platform, powered by proprietary machine learning technology, is at the core of its business, accompanied by patented solutions for analytics-led video and mobile targeting that leverages data. AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve the key challenges that digital advertisers face. AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain, France, Brazil, Chile, Mexico, Colombia and Argentina. Its key customers include both agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses. AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The platform has the capability to process billions of bid requests on a daily basis.

AcuityAds’ Programmatic Marketing Platform allows advertisers to manage their purchasing of online display advertising in real-time using programmatic ad buying, a method of buying online display advertising in which ad spots (called impressions) are released in an auction that occurs in milliseconds. AcuityAds purchases impressions for advertisers through agreements with publishers, ad networks and ad exchanges. Its technology platform benefits advertisers by enabling them to target specific audiences based on demographic and psychographic parameters as well as manage their bid amounts to purchase the advertising inventory that is most relevant for their campaigns. Real-time reporting enables advertisers to monitor specific performance metrics and react and pivot quickly to optimize campaigns to help ensure they achieve consumer targeting goals and key performance indicators.

AcuityAds’ illuminTM enables creation of consumer journeys with custom messages tied to propensity-scored audience, increasing efficiency and return on advertising investments. illumin is an advertising automation technology that offers planning, media buying and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin has had excellent traction and experienced rapid growth since its launch and now accounts for a significant portion of the Corporation’s total revenue. For the three months ended March 31, 2023, revenue derived from illumin was $16,727 compared to $7,863 of revenue in the comparable 2022 period.

3

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

This represents continued growth in the illumin platform as we reach the target customer base and realize on our significant growth potential.

RESULTS OF OPERATIONS

Significant developments during the three months ended March 31, 2023, and to the date of this report include the following:

On May 16, 2022, AcuityAds commenced a normal course issuer bid ("NCIB") for its common shares, which is open until May 15, 2023.  For the three months ended March 31, 2023, the Company did not repurchase any common shares under the NCIB.  In connection with the NCIB, the Company established an Automatic Share Purchase Plan (“ASPP”) to facilitate the purchase of shares during times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions.  For the period of time between April 1, 2023 and the date of this report, the Company purchased 701,114 common shares pursuant to the ASPP and its NCIB, and does not intend on purchasing any further common shares between the date of this report and the expiry of the NCIB on May 15, 2023.

On March 10, 2023, the California Department of Financial Protection and Innovation (“DFPI”) announced that it had taken possession of Silicon Valley Bank (“SVB”), the Company’s main banking partner at the time, citing inadequate liquidity and insolvency of SVB. The DFPI appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver of SVB. Since then, the Company has successfully moved the vast majority of the Company’s cash and banking operations to Schedule 1 Canadian banks, where it was on deposit as at the date of this report.

Factors Affecting the Company’s Performance

We believe that the growth and success of the Company in the future depends on factors including, but not limited to, those described below.

Economic factors

Economic conditions may affect the Company’s results of operations and predictability of future income. Demand and supply are both driven by movements in the end consumer market, which may be affected by factors such as high inflation, recessionary fear and geopolitical instability. These conditions may reduce the spending committed by our existing and potential customers on marketing campaigns, and a less observable impact of our product (such as conversion rate) as received by the end consumers. Therefore, we foresee a less predictable period in the foreseeable future, where the Company’s revenue and other results may fluctuate, as we lack the visibility as to how customers may react to the economic factors discussed above.

Seasonality

Seasonality and cyclicality of the retail sales business may affect the Company’s revenue and operating results. Typically, retail advertisers concentrate spending in the fourth quarter during holiday seasons. However, some advertisers, such as those in the entertainment industry, may concentrate advertising spending outside of the fourth quarter, to coincide with the launch and display of contents or programs. As a result of these factors, one quarter’s operating results do not necessarily indicate future quarters’ operating results.

4

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Foreign Currency

A large portion of the Company’s revenue is earned in U.S. dollars from customers based in the U.S. Our results of operations are converted into our functional currency, Canadian dollars, using the average foreign exchange rates for the statement of comprehensive loss and the spot rate for the statement of financial position for each period presented. Given the material magnitude of our revenue earned in U.S. dollars, our operating results may be adversely impacted by an increase in the value of the Canadian dollar in relation to the U.S. dollar.

Results for the three months ended March 31, 2023 and 2022

The following table provides selected financial information from the Condensed Interim Consolidated Statements of Loss for the three months ended March 31, 2023 and 2022:

	Three months ended
	March 31,	March 31,
	2023	2022 (As restated)[3]
Revenue	$26,496	$23,821
By line of service:
Managed services	16,950	15,765
Self-service	9,546	8,056
By geography:
U.S.	17,301	16,003
Canada	2,726	3,821
Other	6,469	3,997
Gross Profit (Net Revenue) [1]	12,478	11,920
Adjusted EBITDA[1]	(1,279)	176
Loss from operations	(4,155)	(2,361)
Net loss	(3,562)	(4,250)
Net loss per share (basic and diluted) [2]	(0.06)	(0.07)
(1)	As defined in “Non-IFRS Financial Measures”.
(2)	Exercisable options to purchase 701,137 (2022 – 817,167) common shares were outstanding as at March 31, 2023. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the periods ended March 31, 2023 and 2022 because their inclusion would have been anti-dilutive.
(3)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

Three months ended March 31, 2023 and 2022

Revenue for the quarter was $26,496, an increase of $2,675, or 11% from the same prior year period. The Company’s managed service revenue for the quarter was $16,950, an increase of $1,185, or 8%, from the same prior year period. The Company’s self-service revenue for the quarter was $9,546, an increase of $1,490, or 18%, from the same prior year period. The increase in total revenue for the quarter was primarily a result of higher spend by existing clients that have, because of a short learning curve, gained traction on our illumin platform resulting in organic growth.

Revenue generated in the United States for the quarter was $17,301, an increase of $1,298, or 8%, from the same prior year period. Revenue generated in Canada for the quarter was $2,726, a decrease of $1,095, or 29% from the same prior year period. Revenue from other geographies for the quarter was $6,469, an increase of 62%.

5

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Adjusted EBITDA for the quarter was $(1,279), a decrease of $1,455 from the same prior year period and was primarily attributable to higher operating expenses. This increase in operating expenses was mostly derived from growth in strategic investments started in 2022 that are now fully impacting our 2023 results. Net loss for the quarter was $3,562, a decrease of $688, or 16%, primarily as a result of an increase in revenue.

Net Revenue

The following table sets out a reconciliation of Net Revenue (Gross Profit) to Revenue for each of the periods indicated:

	Three months ended
	March 31,	March 31,
	2023	2022
Revenue	$26,496	$23,821
Media costs	14,018	11,901
Net Revenue	12,478	11,920
Net Revenue Margin	47.1%	50.0%

Three months ended March 31, 2023 and 2022

Media costs are comprised of advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. Media costs were $14,018 for the quarter compared to $11,901 for the same prior year period, for an increase of $2,117, or 18%. This increase in media costs was attributable to the increased revenue during the period partly due to the increased self-service revenue, which has lower margins than managed. Net Revenue Margin was 47.1% for the quarter compared to 50.0% for the same prior year period. In addition to the increased media costs, there was an increase in revenue in the Other geographic category, which has lower margins.

6

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Reconciliation of Net loss to Adjusted EBITDA for the three months ended March 31, 2023 and 2022

The following table presents a reconciliation of Net loss to Adjusted EBITDA for the periods indicated:

	Three months ended
	March 31 ,	March 31,
	2023	2022 (As restated)[1]
Net loss for the period	$(3,562)	$(4,250)
Adjustments:
Finance costs (income)	(717)	146
Foreign exchange loss	54	1,791
Depreciation and amortization	1,491	1,204
Income tax expense (recovery)	70	(48)
Share-based compensation	1,342	1,240
Severance expenses	43	14
Other expenses	—	79
Total adjustments	2,283	4,426
Adjusted EBITDA	$(1,279)	$176
(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

Three months ended March 31, 2023 and 2022

Adjusted EBITDA for the three months ended March 31, 2023 was $(1,279) compared to $176 for the same prior year period. The year-over-year decrease of $1,455 was primarily attributable to higher operating expenses as discussed under the operating expenses section.

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three months ended March 31, 2023 and 2022:

	Three months ended
	March 31,	March 31,
	2023	2022 (As restated)[1]
Sales and marketing	$6,097	$5,388
Technology	4,951	3,298
General and administrative	2,752	3,151
Share-based compensation	1,342	1,240
Depreciation and amortization	1,491	1,204
Finance costs (income)	(717)	146
Foreign exchange loss	54	1,791
(1)	See “Restatement of previously issued financial statements” disclosure in this MD&A.

The Company’s strategic growth has led to fluctuating overall operating results due to higher expenditures in sales and marketing and research and development from quarter to quarter and increases in employee headcount.

7

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services. The costs include all salary and benefit costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses for the sales, marketing, and account management teams. Sales and marketing expenses for the quarter were $6,097, an increase of $709, or 13%, compared to the same period of the prior year. The year-over-year increase was primarily related to increased travel and entertainment and marketing spend. Sales and marketing expenses represented 23% of revenue for the quarter, which was comparable with the prior year period.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs are comprised of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the quarter were $4,951, an increase of $1,653, or 50%, compared to the same period of the prior year. Excluding government grants and capitalized salaries, technology expenses for the quarter increased by $2,023 compared to the same period from the prior year and represented 23% of revenue compared to 17% for the same period of the prior year. The year-over-year increase was primarily related to an increase in the size of the team and the average employee compensation, as well as increases in data hosting costs that were largely due to macroeconomic factors in Europe.

During the quarter, the Company capitalized $1,206 of salary costs that related to revenue generating technology compared to $824 for the same prior year period.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the quarter were $2,752, a decrease of $399, or 13%, compared to the same period of the prior year. The year-over-year decrease was primarily related to decreased insurance and professional fees, as well as a focus on cost reduction in non-strategic areas of the Company, which have been reallocated to key areas in the business, such as Technology and Marketing. General and administrative expenses for the quarter represented 10% of revenue compared to 13% for the same period of the prior year.

Share-based compensation

Share-based compensation expense for the quarter was $1,342, an increase of $102, or 8%, compared to the same period of the prior year. This increase in share-based compensation expense was related to a large grant issued in the fourth quarter of 2022, and its impact on this period compared to the prior year period.

Depreciation and amortization

Depreciation and amortization expense for the quarter was $1,491, an increase of $287, or 24%, compared to the same period of the prior year. The year-over-year increase was attributable to the increase in intangible and fixed asset balance during the last four fiscal quarters.

8

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Finance costs (income)

Finance costs (income) for the quarter were $(717), a decrease of $863, compared to the same period of the prior year. The decrease in finance costs (income) was primarily due to the interest income accrual recorded.

Foreign exchange loss

Foreign exchange loss consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar, and the Euro. The Company recorded a net foreign exchange loss of $54 for the quarter compared to $1,791 for the same prior year period. The foreign exchange loss was a result of a decrease in the U.S. dollar relative to the Canadian dollar in the quarter.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

Summary of Quarterly Results

The following table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The quarterly information has been prepared in accordance with IFRS.

Quarter Ended
	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022[1]	Jun 30, 2022[1]	Mar 31, 2022[1]	Dec 31, 2021[1]	Sep 30, 2021[1]	Jun 30, 2021[1]
Revenue	$26,496	$40,010	$28,947	$28,260	$23,821	$36,802	$27,485	$30,285
Net income (loss)	(3,562)	(818)	3,153	1,164	(4,250)	2,645	3,624	3,849
Net income (loss) per share	$(0.06)	$(0.01)	$0.05	$0.02	$(0.07)	$0.04	$0.06	$0.06
Weighted average number of shares outstanding	56,811,532	56,903,951	57,524,111	59,414,313	60,886,379	60,720,142	60,609,370	58,014,013

(1)	These quarters have been restated. See “Restatement of previously issued financial statements” disclosure in this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at March 31, 2023 and December 31, 2021 are as follows:

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$80,151	$85,941
Working capital(1)	87,581	90,232
Total assets	130,067	141,647
Current liabilities	24,529	33,502
Other non-current liabilities	4,932	5,019
Shareholders’ equity	100,606	103,126

(1) Working capital is defined as current assets less current liabilities.

9

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

As at March 31, 2023, the Company had cash and cash equivalents of $80,151 compared to $85,941 as at December 31, 2022 for a decrease of $5,790, or 7%. This decrease was largely attributable to a combination of net loan repayments, lease payments, investments in our platform, and the expected negative cash from operations due to seasonally weaker Q1 revenue.

Cash flows used in operations were $2,390 during the three months ended March 31, 2023, compared to a generation of $1,768 during the same prior year period. The decrease of $4,158 was primarily due to the change in the non-cash working capital and the expected negative cash used in operations.

Cash flows used in investing activities were $1,500 during the three months ended March 31, 2023, compared to $905 during the same prior year period. The increase was primarily due to an increase in investments in our platform (intangible assets) and property and equipment compared to the same prior year period.

Cash flows used in financing activities were $1,559 during the three months ended March 31, 2023, compared to $1,204 during the same prior year period. The increase of $355 was primarily due to a payments on new leases and a reduction in borrowing on international loans.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity. The Company currently has sufficient operating capital to meet its day-to-day operating expenses. The Company has credit facilities that are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was in breach of one covenant with respect to its term loan as at March 31, 2023, however, the Company received a waiver from its lender, SVB, which provided that SVB did not intend to take any action and demand repayment of the term loan balance.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com

10

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Common Shares

Changes in the number of issued common shares of the Company from December 31, 2022 to March 31, 2023 are as follows:

Number of Common Shares
Balance as at December 31, 2022	56,808,921
Shares issued – Options exercised	—
Shares issued – DSUs exercised	4,166
Shares issued – RSUs exercised	11,502
Repurchase of shares for cancellation under NCIB	—
Balance as at March 31, 2023	56,824,589

Preference Shares

While the Company is authorized to issue an unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the DSU Plan and any other security-based compensation arrangement of the Company, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at March 31, 2023, the Company was entitled to issue a maximum of 8,523,688 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	March 31, 2023		March 31, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding – Beginning of period	704,469	$1.60	1,094,001	$1.90
Granted	—	—	—	—
Forfeited or cancelled	(15,000)	1.55	(90,000)	4.60
Exercised	—	—	(57,499)	1.21

Options outstanding – End of period	689,469	1.60	946,502	1.68

Options exercisable – End of period	689,469	1.60	817,167	1.71

11

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	March 31, 2023		March 31, 2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding – Beginning of period	23,334	$2.09	23,334	$2.09
Granted	—	—	—	—
Forfeited or cancelled	—	—	—	—
Exercised	—	—	—	—

Options outstanding – End of period	23,334	2.09	23,334	2.09

Options exercisable – End of period	11,668	2.09	—	—

Deferred Share Units

During the three months ended March 31, 2023, the Company issued nil DSUs to employees, officers, directors, and consultants of the Company as compared to 110,136 during the prior year period.

During the three months ended March 31, 2023, 4,166 DSUs were exercised as compared to 82,736 during the prior year period.

Restricted Share Units

During the three months ended March 31, 2023, the Company issued 1,172,268 RSUs, to employees, officers, directors, and consultants of the Company as compared to 1,380,420 during the prior year period.

During the three months ended March 31, 2023, 11,502 RSUs, were exercised as compared to 52,492 during the prior year period. As at March 31, 2023, the Company had 5,309,495 RSUs outstanding.

Restatement of previously issued financial statements

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error is an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error is an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

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AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative consolidated financial statements, as applicable. The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2022:

	As Reported	As Restated

Share-based compensation expense	$1,479	$1,240
Operating expenses	14,520	14,281
Loss from operations	(2,601)	(2,361)
Net loss before income taxes	(4,538)	(4,298)
Net loss for the year	(4,490)	(4,250)
Basic and diluted net (loss) per share	(0.07)	(0.07)
Comprehensive loss for the year	(4,256)	(4,016)

The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity as at March 31, 2022:

	As Reported	As Restated

Common shares	$124,626	$127,374
Contributed surplus	11,579	7,133
Deficit	(26,538)	(24,838)

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	March 31, 2023

	Carrying Amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$18,909	$18,909	$18,909	$—	$—
International loans	345	345	192	153	—
Term loans	3,168	3,307	2,624	683	—
Lease obligations	5,919	6,609	2,494	3,712	403

	28,341	29,170	24,219	4,548	403

	December 31, 2022

	Carrying Amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$26,545	$26,545	$26,545	$—	$—
International loans	432	432	241	191	—
Term loans	3,791	3,963	3,963	—	—
Lease obligations	6,650	7,113	2,882	3,092	1,139

	37,418	38,053	33,631	3,283	1,139

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AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2023, there were no transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. Acuity bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Material accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the three months ended March 31, 2023, the Company has adopted new accounting policies as disclosed in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements. The application of those amendments and interpretations had no significant impact on the Company’s consolidated financial position or results of operations.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer (collectively the “Certifying Officers”), is responsible for establishing and maintaining disclosure controls and procedures (“DC&P”), as that term is defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15€ of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). DC&P have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Management, including the Certifying Officers evaluated the effectiveness of the Company’s DC&P and have concluded that, because of the material weakness in the Company’s ICFR described below, the Company’s DC&P were not effective as of March 31, 2023.

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AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

Management, under the supervision of the Certifying Officers, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” (“ICFR”), as that term is defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and Rule 13a-15(f) of the Exchange Act. Management, including the Certifying Officers, have assessed the effectiveness of the Company’s ICFR in accordance with the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Certifying Officers, have determined that the Company’s ICFR was not effective as of March 31, 2023.

As of March 31, 2023, management, including the Certifying Officers, determined a material weakness existed in the Company’s ICFR in the design and implementation of the oversight processes related to the appropriate calculation of share-based compensation expense and the subsequent classification of exercised options between Share Capital and Contributed Surplus. The expense error overstated the 2021 expense, which led to a restatement of the 2021 Consolidated Statement of Comprehensive Income (Loss) and a further adjustment for the year ended December 31, 2022. The improper classification within Shareholders’ Equity resulted in an overstatement of Contributed Surplus and an understatement of Share Capital. Management determined that there was a deficiency in the adequacy of the review of the process as well as having individuals with the requisite technical accounting knowledge preparing the journal entries.

A material weakness is a deficiency, or combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis. As a result of the material weakness determination, management has begun to take steps to remediate the material weakness including the hiring of an individual with the requisite technical accounting knowledge. Management is taking further steps to correct the amortization calculation with the system vendor to the appropriate method and adopted a review methodology that reconciles system outputs back to source data as part of the period-end financial reporting process.

Management has concluded that, except as otherwise described above, there were no changes to the Company's ICFR for the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

OUTSTANDING SHARE DATA

As at May 11, 2023, 56,123,475 common shares and no preference shares were issued and outstanding. In addition, as at May 11, 2023, there were 709,470 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $2.09 per share. As at May 11, 2023, there were 658,732 DSUs outstanding and 5,288,420 RSUs outstanding, each of which represents the right to acquire one common share.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks, and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2022, which is available under the Company’s profile on SEDAR at www.sedar.com.

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AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three months ended March 31, 2023

(In thousands of Canadian dollars, except share amounts)

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s common shares are listed on the TSX under the symbol “ILLM” (formally “AT) and the Nasdaq under the symbol “ILLM” (formally “ATY”).

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